Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

June 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Cyclacel Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed May 26, 2017

File No. 333-218305

Dear Ms. Hayes:

We are submitting this letter on behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 9, 2017 (the “Comment Letter”) from the Division of Corporate Finance and Office of Healthcare and Insurance, to Spiro Rombotis, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company filed with the Commission on May 26, 2017 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in this response reference the applicable pages of the Amended Registration Statement.

Facing Page

1.	Please revise the fee table to calculate the registration fee based on each of the securities being offered. Please refer to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations for guidance.

Response: In response to the Staff’s comment, the Company has revised the fee table in the Amended Registration Statement accordingly.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

June 30, 2017

Cover Page

2.	Please tell us whether you will use the recent stock price listed on the cover page to determine the offering price of the units. If you will not use the recent stock price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has clarified on the cover of the Amended Registration Statement that the recent price of its common stock will be one of several factors in determining the public offering price. Other factors to be considered in determining the public offering price include the Company’s history, prospects, the industry in which it operates, the previous experience of its executive officers and the general condition of the securities markets at the time of this offering.

Incorporation of Information by Reference, page 60

3.	Please incorporate by reference your definitive proxy statement filed April 12, 2017. Please refer to Item 12(a)(2) of Form S-1 for guidance.

Response: In response to the Staff’s comment, the Company has incorporated its definitive proxy statement by reference in the Amended Registration Statement.

*       *       *       *       *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission

Suzanne Hayes

Johnny Gharib

Erin Jaskot

Cyclacel Pharmaceuticals, Inc.

Spiro Rombotis, Chief Executive Officer